January 21, 2026

Shahal Khan
Chief Executive Officer
BurTech Acquisition Corp II
5601 Arbor Lane
Coral Gables, FL 33156

       Re: BurTech Acquisition Corp II
           Draft Registration Statement on Form S-1
           Submitted December 17, 2025
           CIK No. 0002098707
Dear Shahal Khan:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Julia Aryeh, Esq.